UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ALTABA INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

021346101

(CUSIP Number of Class of Securities)

Arthur Chong, Esq.

General Counsel and Secretary

140 East 45th Street, 15th Floor

New York, New York 10017

(646) 679-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Marc R. Packer, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$15,576,600,000.00	$1,939,286.70
(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $79.88, the average and the high and low sale prices of Altaba Inc. common stock on the Nasdaq Global Select Market on June 4, 2018 and (ii) 195,000,000, the maximum number of shares of Altaba Inc. common stock to be purchased in the tender offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,939,286.70	Filing Party: Altaba Inc.
Form or Registration No.: Schedule TO	Date Filed: June 7, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (together with the supplements and amendments thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 7, 2018 by Altaba Inc. (“Altaba” or the “Fund”), a non-diversified, closed-end management investment company organized as a Delaware corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding shares of its common stock, par value $0.001 per share (the “Shares”). For each Share accepted in the Offer (as defined below), stockholders will receive: (i) 0.35 American Depository Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP (as defined in the Offer to Purchase (as defined below)) multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). This Amendment to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Exchange Act.

The information set forth in the Offer to Purchase and Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent expressly set forth herein.

Items 1-9 and 11.

The Offer to Purchase and the Schedule TO, to the extent Item 1 through Item 9, and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

1.	The following paragraph shall be added as the first paragraph on the cover page of the Offer to Purchase and as the second paragraph to the section titled “INTRODUCTION” of the Offer to Purchase:

“The Offer was scheduled to expire at 11:59 p.m., New York City time, on July 11, 2018. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on August 8, 2018, unless further extended or terminated, because the Fund does not anticipate receiving the Exemptive Order prior to the previously scheduled expiration date of the Offer.

As of the close of business on July 2, 2018, Computershare Trust Company N.A., the Exchange Agent for the Offer, has advised that approximately 156,676 Shares have been tendered and not withdrawn.”

2.	All references in the Offer to Purchase to the phrase “July 11, 2018” shall be replaced by the phrase “August 8, 2018”, and all references in the Offer to Purchase to the phrase “11:59 p.m., New York City time” shall be replaced by the phrase “5:00 p.m., New York City time.”

3.	All references in the Offer to Purchase to the phrase “Determination Date (July 9, 2018 based on the current Expiration Date)” shall be replaced by the phrase “Determination Date (August 6, 2018 based on the current Expiration Date).”

4.	In the Summary Term Sheet, on page 13 of the Offer to Purchase, the response to the question “Once I have tendered my Shares in the Offer, can I withdraw my tender?” shall be deleted and replaced in its entirety with the following:

“Yes. You may withdraw your tendered Shares any time prior to 5:00 p.m., New York City time, on the Expiration Date. See Section 4.”

5.	In Section 4. Withdrawal Rights, on page 36 of the Offer to Purchase, the second sentence of the first paragraph shall be deleted.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(5)(C)	Press release, dated July 2, 2018, announcing the extension of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTABA INC.

By:	/s/ Arthur Chong
Name: Arthur Chong
Title: General Counsel and Secretary

Date: July 2, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 7, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 7, 2018.*

(a)(1)(F)	Summary Advertisement, dated June 7, 2018.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated June 7, 2018, announcing the commencement of the Offer.*

(a)(5)(B)	Transcript of Corporate Update Conference Call of the Fund on June 7, 2018.*

(a)(5)(C)	Press release, dated July 2, 2018, announcing the extension of the Offer.

(b)	None.

(d)(1)	Long-Term Deferred Compensation Incentive Plan, effective August 9, 2017 (incorporated by reference to Annex C to the Definitive Proxy Statement on Schedule 14A filed on September 11, 2017).

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.